Exhibit 99.1

Aeterna Zentaris Announces Virtual 2022 Meeting of Shareholders and Urges Shareholders to Vote in Favor of the Proposed Share Consolidation

TORONTO, ON, May 16, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that its Virtual Annual General and Special Meeting of shareholders (the “AGM”) will be held on June 21, 2022, at 10:00 a.m. (ET). Management and the board of directors (the “Board”) urge the Company’s shareholders of record to vote “FOR” the resolution authorizing the Board to approve a share consolidation of the Company’s issued and outstanding common shares.

The platform for the virtual AGM will provide shareholders the ability to listen to the AGM live, submit questions and submit their vote during the AGM.

To be admitted to the virtual AGM, shareholders need to visit www.virtualshareholdermeeting.com/AEZS2022 and enter the control number included on the proxy form or voting instruction form, as applicable. Online check-in will begin 15 minutes prior to the start of the AGM, at 9:45 a.m. (ET). The AGM will begin promptly at 10:00 a.m. (ET) on June 21, 2022. A management information circular describing the proposed share consolidation and other items of business to be considered at the AGM will be mailed to shareholders in the coming days.

Share Consolidation

Remaining on the Nasdaq Capital Market is a critical piece of the Company’s performance, corporate visibility and overall awareness of Aeterna Zentaris to the investor base. If the Company fails to meet a minimum bid price for its common shares above US$1.00, for a minimum of at least 10 consecutive days before July 26, 2022, the Company could be delisted from The Nasdaq Stock Market LLC (“Nasdaq”), which could have serious consequences for the Company.

Accordingly, the Company expects to file a management information circular in the coming days which will include a resolution for shareholders to provide the Board with the authority to consolidate the common shares at a ratio within the range of between five and 25 pre-consolidation common shares for every one post-consolidation common share (the “Share Consolidation”). The Company expects that the Share Consolidation will allow for the common shares to continue to be listed on the Nasdaq, and ensure compliance with the Nasdaq’s continued listing standard (the “Standard”) that common shares maintain a minimum bid price of US$1.00 per share.

As previously announced, on July 28, 2021, the Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq, indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s common shares for the prior 30 consecutive business day period, the Company no longer satisfied Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a grace period of 180 calendar days, through January 24, 2022. On January 26, 2022, the Company announced that the Nasdaq granted the Company an additional 180 calendar day period, through July 26, 2022, to comply with the Standard (the “Deadline”).

In advance of the Deadline, the Board believes it is in the best interests of the Company to obtain shareholder approval at the Meeting to implement the Share Consolidation.

Consequences of a failure to effect a Share Consolidation and remain on the Nasdaq

The Company cannot offer any assurances that the Share Consolidation, if implemented, will ultimately result in the Company regaining compliance with the Rule. However, management believes that a failure to approve the Share Consolidation and remain on the Nasdaq could have a material adverse effect on the Company and its stakeholders for several reasons, including the following:

●	In the event the Company does not provide, prior to the Deadline, evidence to demonstrate compliance with the Rule, it is expected that Nasdaq would notify the Company that its common shares are subject to delisting, which would have serious consequences for the Company.

●	Liquidity in the trading of the common shares may be reduced, as the Nasdaq is the Company’s primary trading market. Decreased liquidity would impact existing shareholders and may increase the cost of capital for the Company.

The Company is also listed on the Toronto Stock Exchange (the “TSX”) and the Company’s noncompliance with the Nasdaq minimum bid price requirement does not affect the Company’s compliance status with the TSX.

Aeterna Zentaris strongly encourages its shareholders to read its management information circular and other AGM materials carefully. If you are unable to attend the AGM or if you wish to vote in advance of the AGM, please carefully follow the instructions on the proxy or voting instruction form. Shareholders that hold their common shares with a bank, broker or financial intermediary, who wish to vote at the AGM must carefully follow the instructions provided by their intermediary. Even if shareholders intend to attend the virtual AGM, it is strongly recommended that votes are made in advance by telephone or Internet to ensure that votes are received before the AGM. To cast your vote by telephone or Internet, please have your proxy card or voting instruction form in hand and carefully follow the instructions contained therein. Your telephone or Internet vote authorizes the named proxies to vote your common shares in the same manner as if you mark, sign and return your proxy card. If shareholders of record vote by mail, your vote must be received before 5:00 p.m. (ET) on Friday, June 17, 2022. If shareholders of record vote by telephone or Internet, your vote must be received before 5:00 p.m. (ET) on Monday, June 20, 2022.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to the timing of the AGM; the consequences of not completing the Share Consolidation; the impact of the Share Consolidation on the price of the common shares; and the potential delisting of the Company from Nasdaq.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, results from ongoing or planned pre-clinical studies of our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19 and the war in Ukraine and the resulting geopolitical instability, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com